UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

PCTEL, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69325Q105
(CUSIP Number)
Chain of Lakes Investment Fund, LLC 8101 34th Avenue South, Suite 400 Bloomington, Minnesota 55425 Attention: Timothy O’Connell Telephone: (702) 807-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69325Q105

1	NAMES OF REPORTING PERSONS
Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,681,946 shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,681,946 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,681,946 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Percentage calculated based on 19,262,433 shares of common stock, par value $0.001 per share, outstanding as of August 9, 2023, as reported in the Form 10-Q for the quarterly period ended June 30, 2023, of PCTEL, Inc.

SCHEDULE 13D

CUSIP No.	69325Q105

1	NAMES OF REPORTING PERSONS
Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,681,946 shares (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,681,946 shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,681,946 shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	As described in Item 2 of the Original Schedule 13D, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to the Original Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
(2)

Percentage calculated based on 19,262,433 shares of common stock, par value $0.001 per share, outstanding as of August 9, 2023, as reported in the Form 10-Q for the quarterly period ended June 30, 2023, of PCTEL, Inc.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2018 and amended by Amendment No.1 thereto filed with the SEC on June 14, 2019 and further amended by Amendment No. 2 thereto filed with the SEC on January 22, 2021 (the Schedule 13D as amended is referred to herein as the “Original Schedule 13D”) by Chain of Lakes Investment Fund, LLC, a Delaware limited liability company (“COLIF”) and Christopher B. Woodruff (each a “Reporting Person”), with respect to shares of common stock, $0.001 par value per share (the “Common Stock”), of PCTEL, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,681,946 shares of Common Stock acquired was approximately $6,992,712.17 (including brokerage commissions and transaction costs).

Item 4. Purpose of Transaction

Item 4 is amended to add the following:

The long-tenured Board members of the Issuer have been ineffective at creating shareholder value. For background, the following is a list of all current Board members of the Issuer and the recently retired Board member, along with the time periods each has served on the Board:

M. Jay Sinder (2014-Present)

Steven Levy (2006-Present)

Cindy Andreotti (2013-Present)

Gina Haspilaire (2015-Present)

Cynthia Keith (2018-Present)

David Neumann (2017-Present) *Appointed CEO of Issuer in 2017.

Giacomo Marini (1996-2023) *Issuer went public on 10/19/1999 at $17/share and Mr. Marini was on the Board for its entire public company history until his retirement in June 2023.

Anthony Rossabi (2023-Present) *Elected in 2023 after nomination by the then current Board members to replace Mr. Marini.

REMARKABLY, DESPITE THIS LENGTHY AVERAGE TIME SERVED ON THE BOARD, THE CLOSING STOCK PRICE OF THE ISSUER ON 8/25/2023 OF $4.05 IS LOWER, SIGNIFICANTLY SO IN MOST CASES, THAN WHEN EVERY SINGLE BOARD MEMBER LISTED ABOVE JOINED THE BOARD.

Despite the Board’s failure at creating shareholder value, the Board rejected both of the Reporting Persons’ recommendations for Board seats since Reporting Persons’ original Schedule 13D filing. The two rejected candidates are far more accomplished Board candidates for a company in the wireless telecom and/or antenna markets than all the other current Board members in Reporting Persons’ view.

Further, the ongoing lack of scale in both the Antenna/IoT and the Test and Measurement businesses of the Issuer, combined with its highly inefficient public-company structure, leaves shareholders at serious risk of further value degradation.

The Issuer had approximately $33.6 million in cash as reported on its quarterly report on Form 10-Q filed with the SEC for the period ending 6/30/2023 and approximately $6-7 million in real estate owned estimated by the Reporting Persons. The Reporting Persons estimate the value of the Antenna/IoT business at approximately $100 million to a strategic acquirer based on recent comparable transactions. The Reporting Persons estimate the value of the Test and Measurement business at approximately $65 million to either a financial or strategic acquirer based on the EBITDA of that business. For these reasons the Reporting Persons estimate that the Issuer’s shareholders could receive approximately $10 per share in a complete sale of the company.

Thus, the Reporting Persons requests that the Issuer’s Board immediately conduct an expedited formal review of strategic alternatives with respect to the Issuer and provide the shareholders with an update regarding the results of such review. While the Reporting Persons believes shareholders might receive slightly greater value in selling each of the Issuer’s businesses separately, Reporting Persons asks the Issuer to sell the entire company in one transaction to expedite the return of shareholders’ capital.

Item 5.	Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, COLIF beneficially owns the Common Shares noted on COLIF’s cover page hereto. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(c)	During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Common Stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name:	Christopher B. Woodruff
Title:	President

/s/ Christopher B. Woodruff
Christopher B. Woodruff